Exhibit 99.13

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“New Found” or the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, B.C.

Canada V6C 2V6

Item 2:	Date of Material Change

October 11, 2022

Item 3:	News Release

A news release was disseminated on October 11, 2022 through Business Wire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On October 11, 2022, New Found announced the appointment of Raymond Threlkeld as an independent member of the Company’s board of directors.

Item 5.1:	Full Description of Material Change

On October 11, 2022, the Company announced the appointment of Raymond Threlkeld as an independent member of the Company’s board of directors.

Mr. Threlkeld is a geologist with over 40 years of extensive technical expertise managing teams through exploration, reserve estimates, feasibility studies, and construction, leading several operations through to production including Cowal Gold Mine – Australia, Veledaro – Argentina, Lagunas Norte & Pierina – Peru, and Bulyanhulu – Tanzania. The Pierina Mine produced over 8 million ounces of gold in a 20-year period and launched Barrick Gold to the top of the South American mining industry.

In senior executive positions with Barrick Gold, Western Goldfields, Newmarket Gold, Inc., and Rainy River Resources, among others, Mr. Threlkeld has been involved in the acquisition of more than $1-billion in assets, managed an estimated $1.4-billion in construction spending, and created billions in shareholder value.

As Chairman of Newmarket Gold, Inc., the team sold the company for more than $1-billion in 2016. The sale of Newmarket Gold created over $4-billion in value for Newmarket shareholders from an initial acquisition cost of $25-million.

Mr. Threlkeld was inducted into the U.S. National Mining Hall of Fame in 2020.

Item 5.2:	Disclosure of Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Collin Kettell, Chief Executive Officer and Director of the Company at +1 (845) 535-1486 or ckettell@newfoundgold.ca.

Item 9:	Date of Report

October 19, 2022.